Exhibit 12.1

THE WALT DISNEY COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Fiscal Year Ended
	2012	2011	2010	2009	2008	2007
EARNINGS

Income from continuing operations before income taxes	$9,260	$8,043	$6,627	$5,658	$7,402	$7,725

Equity in the income of investees	(627)	(585)	(440)	(577)	(581)	(485)

Dividends from equity method investees	663	608	473	505	476	420

Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	525	497	514	649	768	801

Imputed interest on operating leases (1)	288	273	247	205	183	161

TOTAL EARNINGS	$10,109	$8,836	$7,421	$6,440	$8,248	$8,622

FIXED CHARGES

Interest expense and amortization of debt discounts and premium on all indebtedness	$472	$435	$456	$588	$712	$746

Capitalized interest	92	91	82	57	62	37

Imputed interest on operating leases(1)	288	273	247	205	183	161

TOTAL FIXED CHARGES	$852	$799	$785	$850	$957	$944

RATIO OF EARNINGS TO FIXED CHARGES (2)	11.9	11.1	9.5	7.6	8.6	9.1

(1)	The portion of operating rental expenses which management believes is representative of the interest component of rent expense
(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense